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                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                         And Deemed Filed Pursuant to Rule 14a-6
                                       Under the Securities Exchange Act of 1934
                                   Subject Company:  Compaq Computer Corporation
                                                 Commission File No.:  333-73454

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

The following is the text of a message sent by HP to HP shareowners.


                                                                [HP INVENT LOGO]

February 6, 2002

Dear Fellow HP Shareowner:

March 19th is an important day for the Hewlett-Packard Company - and for you. That's when we will hold a Special Meeting of HP shareowners to approve the necessary steps for HP to merge with Compaq Computer Corporation. In the next few days, you will be receiving HP's proxy statement, which includes detailed information about the proposed merger and the many reasons why the merger is the best way to increase the value of your investment in HP and move HP forward.

You may have received proxy materials from Walter B. Hewlett, the lone dissenter among his fellow HP board members. Why he opposes a merger that he himself voted for along with every other board member is unclear - particularly after a two-and-a-half year strategic process that led us to conclude this merger is the very best way to create shareowner value. We don't understand his motivation, but we do know that he is wrong about the merits of this transaction.

             DO NOT RETURN ANY GREEN PROXY CARD FROM WALTER HEWLETT

                      CAST YOUR VOTE ON AN INFORMED BASIS:
            WAIT FOR HP'S MATERIALS DESCRIBING THE MERGER'S BENEFITS

Your Board of Directors and management team, a highly experienced group of business and technology executives with proven track records have spent the past 2-1/2 years evaluating the right strategic move for HP to succeed in the rapidly changing global technology market. We believe this merger is the best way to create market leading positions in the fastest growing segments of the technology market, materially improve our profitability in each of the businesses in which we compete, and deliver greater value to our shareowners.

In the weeks ahead, we will send you information about the merger and why we are so convinced it will deliver the earnings growth and shareowner value that you expect and deserve. You can also go to www.votethehpway.com. We urge you to carefully review all the facts before casting your vote -- there is no need to take any action at this time. Please wait for HP's WHITE proxy card to cast your vote FOR the merger.

As always, we have a singular focus--the protection and enhancement of your investment in the Hewlett-Packard Company. Thank you for your continued support.

On behalf of the Board of Directors,

/s/ CARLETON S. FIORINA

Carleton S. Fiorina
Chairman of the Board and
Chief Executive Officer



On February 5, 2002, HP filed a registration statement with the SEC containing a definitive joint proxy statement/prospectus for the merger. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the merger. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501, or Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391.

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